Exhibit 99.2

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Investor relationS	Media relationS
	Richa Periwal	richaperiwal@drreddys.com
	AISHWARYA SITHARAM	PRIYA K
	aishwaryasitharam@drreddys.com	priyak@drreddys.com

Dr. Reddy’s Q1FY26 Financial Results

Hyderabad, India, July 23, 2025: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter ended June 30, 2025. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

Q1 FY26
Revenues	₹ 85,452 Mn [Up: 11% YoY; Flat QoQ]
Gross Margin	56.9% [Q1FY25: 60.4%; Q4FY25: 55.6%]
SG&A Expenses	₹ 25,647 Mn [Up: 13% YoY; 7% QoQ]
R&D Expenses	₹ 6,244 Mn [7.3% of Revenues]
EBITDA	₹ 22,784 Mn [26.7% of Revenues]
Profit before Tax	₹ 19,047 Mn [Up: 1% YoY; Down 5% QoQ]
Profit after Tax attributable to Equity Holders	₹ 14,178 Mn [Up: 2% YoY; Down 11% QoQ

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We delivered double-digit growth this quarter over the same period last year, reflecting our strength in branded markets and positive momentum in the Nicotine Replacement Therapy portfolio. The pricing pressure on Lenalidomide is expected to intensify in the U.S. generics market. We remain focused on strengthening our base business by delivery of our pipeline assets, improving overall productivity and business development.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹85.74

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q1FY26	Q1FY25	YoY		Q4FY25	QoQ
	(₹)	(₹)	Gr %		(₹)	Gr%
Global Generics	75,620	68,858	10		75,365	0
North America	34,123	38,462	(11)		35,586	(4)
Europe	12,744	5,265	142	^	12,750	0
India	14,711	13,252	11		13,047	13
Emerging Markets	14,042	11,878	18		13,981	0
Pharmaceutical Services and Active Ingredients (PSAI)	8,181	7,657	7		9,563	(14)
Others	1,651	212	678		132	1149
Total	85,452	76,727	11		85,060	0

^Excluding Consumer healthcare (NRT) sales; YoY revenue growth is at 15%

Consolidated Income Statement for the quarter

Particulars	Q1FY26		Q1FY25		YoY	Q4FY25		QoQ
	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues	997	85,452	895	76,727	11	992	85,060	0
Cost of Revenues	429	36,825	354	30,383	21	441	37,797	(3)
Gross Profit	567	48,627	541	46,344	5	551	47,263	3
% of Revenues		56.9%		60.4%			55.6%
Selling, General & Administrative Expenses	299	25,647	265	22,691	13	281	24,055	7
% of Revenues		30.0%		29.6%			28.3%
Research & Development Expenses	73	6,244	72	6,193	1	85	7,258	(14)
% of Revenues		7.3%		8.1%			8.5%
Impairment of Non-Current Assets, net	-	-	0	5	(160)	9	768	(100)
Other (Income)/Expense, net	(9)	(739)	(5)	(470)	57	(29)	(2,465)	(70)
Results from Operating Activities	204	17,475	209	17,925	(2)	206	17,647	(1)
Finance (Income)/Expense, net	(18)	(1,570)	(10)	(837)	88	(27)	(2,352)	(33)
Share of Profit of Equity Investees, net of tax	(0)	(2)	(1)	(59)	(98)	(1)	(55)	(98)
Profit before Income Tax	222	19,047	220	18,821	1	234	20,054	(5)
% of Revenues		22.3%		24.5%			23.6%
Income Tax Expense	58	4,951	57	4,901	1	49	4,181	18
Profit for the Period	164	14,096	162	13,920	1	185	15,873	(11)
% of Revenues		16.5%		18.1%			18.7%
Attributable to Equity holders of the Parent Co.	165	14,178	162	13,920	2	186	15,939	(11)
Attributable to Non-controlling interests	(1)	(82)	-	-	-	(1)	(66)	24
Diluted Earnings per Share (EPS)	0.20	17.02	0.19 ^	16.69 ^	2	0.22	19.11	(11)

^Historical numbers re-casted basis the increased number of shares post share split.

Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) Computation

Particulars	Q1FY26		Q1FY25		Q4FY25
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	222	19,047	220	18,821	234	20,054
Interest (Income) / Expense, net*	(12)	(1,028)	(12)	(1,037)	(7)	(627)
Depreciation	34	2,894	29	2,508	31	2,636
Amortization	22	1,871	15	1,302	22	1,919
Impairment	-	-	0	5	9	768
EBITDA	266	22,784	252	21,599	289	24,749
% of Revenues		26.7%		28.2%		29.1%

*Includes income from Investment

Key Balance Sheet Items

Particulars	As on 30th Jun 2025		As on 31st Mar 2025		As on 30th Jun 2024
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	853	73,169	797	68,299	1,115	95,599
Trade Receivables	1,110	95,137	1,055	90,420	946	81,088
Inventories	882	75,600	829	71,085	800	68,568
Property, Plant, and Equipment	1,199	1,02,784	1,140	97,761	943	80,813
Goodwill and Other Intangible Assets	1,255	1,07,572	1,267	1,08,613	483	41,374
Loans and Borrowings (Current & Non-Current)	567	48,644	545	46,766	358	30,675
Trade Payables	437	37,457	414	35,523	398	34,109
Equity	4,126	3,53,755	3,932	3,37,166	3,436	2,94,628

Key Business Highlights for Q1FY26

•	Expanded partnership with Alvotech to co-develop, manufacture and co-commercialize pembrolizumab, a biosimilar candidate to Keytruda®.

•	Expanded collaboration with Sanofi to launch BeyfortusTM (Nirsevimab), a novel drug for preventing Respiratory Syncytial Virus (RSV) in India.

•	Launched Sensimune in India, an immunotherapy product for house dust mite-induced allergies, in partnership with ALK-Abelló.

ESG Highlights and other updates for Q1FY26

•	Improved rating by Carbon Disclosure Project (CDP) to ‘A’ in the Climate category, positioning us among the top 2% of the global companies assessed. We upheld our leadership status in the Water and Supplier Engagement categories.

•	Received a Form 483 with two observations for Middleburgh API facility in New York. The USFDA has classified the inspection outcome as 'Voluntary Action Indicated (VAI)'.

•	Received a Form 483 with two observations following GMP inspection conducted at CTO-5, our API facility in Miryalaguda, Telangana. All observations have been addressed and responded to within the stipulated timelines.

Revenue Analysis

•	Q1FY26 consolidated revenues stood at ₹85.5 billion, YoY growth of 11% and flat QoQ.

Growth during the quarter was broad-based, aided by contributions from the acquired Consumer Healthcare portfolio in Nicotine Replacement Therapy (’NRT’) and sustained performance in our branded markets.

Global Generics (GG)

•	Q1FY26 revenues at ₹75.6 billion, YoY growth of 10% and flat QoQ.

North America

•	Q1FY26 revenues at ₹34.1 billion, YoY decline of 11% and QoQ decline of 4%.

The decline was primarily due to increased price erosion in certain key products including Lenalidomide.

•	During the quarter, we launched five new products in the U.S.

•	We filed one new Abbreviated New Drug Application (ANDA) with the USFDA during the quarter.

•	Filings pending approval from USFDA - 73 includes:

○	70 ANDAs (43 are Paragraph IV applications, and 22 may have a ‘First to File’ status and

○	3 New Drug Applications (NDAs) filed under Section 505(b)(2)

Europe

•	Q1FY26 revenues at ₹12.7 billion, YoY growth of 142% and flat QoQ growth. This includes revenues from the acquired NRT business.

○	NRT at ₹6.7 billion, QoQ growth of 12%.

○	Germany at ₹3.2 billion, YoY growth of 13% and QoQ decline of 11%.

○	UK at ₹1.7 billion, YoY growth of 10% and QoQ decline of 20%.

○	Rest of Europe at ₹1.2 billion, YoY growth of 30% and QoQ growth of 9%.

The growth in Europe was largely driven by revenues from the acquired NRT portfolio and incremental contributions from new product launches though partly offset by price erosion. QoQ performance remained stable as the impact of price erosion was balanced by gains from forex and increased volumes.

•	During the quarter, we launched 13 new products in the region.

India

•	Q1FY26 revenues at ₹14.7 billion, YoY growth of 11% and QoQ growth of 13%.

Growth for the quarter was driven by introduction of new products, price increases and commercial execution.

•	As per IQVIA, our IPM rank was maintained at 10.

•	During the quarter, we launched five new brands.

○	Includes two Innovative assets Beyfortus (RSV Vaccine) & Sensimmune (Acarizex Slit)

Emerging Markets

•	Q1FY26 revenues at ₹14.0 billion, YoY growth of 18% and flat QoQ.

YoY growth was largely driven by increased volumes of existing products, gains from new launches across multiple countries and favorable foreign exchange. QoQ performance remained stable as the gains from new product launches and favourable prices was largely offset by softer volume growth.

-	Revenues from Russia at ₹7.1 billion, YoY growth of 28% and QoQ growth of 8%. YoY growth was due to higher volumes of existing products, new product introductions and favorable forex. QoQ gains reflect favourable forex, improved pricing and higher sales volumes.

-	Revenues from other Commonwealth of Independent States (CIS) countries and Romania at ₹2.0 billion, YoY growth of 2% and QoQ decline of 20%. While YoY growth was supported by new product launches, whereas QoQ decline was due to lower volumes.

-	Revenues from Rest of World (RoW) territories at ₹5.0 billion, growth of 13% YoY and flat QoQ. While YoY growth was due to higher sales volumes and new product launches, though partially moderated by price erosion, QoQ performance remained steady, as volume gains from existing products and recent launches were neutralized by price erosion.

During Q1FY26, we launched 26 new products across countries.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q1FY26 revenues at ₹8.2 billion, YoY growth of 7% and QoQ decline of 14%.

Growth during the quarter was driven by launch of new API products and favourable forex, partially offset by lower pricing and softer demand. Performance was further supported by growth in the pharmaceutical services business. QoQ decline was primarily attributable to seasonal volume softness.

During the quarter, we filed 12 Drug Master Files (DMFs) globally.

Income Statement Highlights:

Gross Margin

•	Q1FY26 at 56.9% (GG: 60.9%, PSAI: 13.2%), a YoY decline of 350 basis points (bps) and a QoQ improvement of 134 bps.

YoY decline was primarily due to higher price erosion in generics segment and reduced operating leverage, partially offset by favorable product mix.

Selling, General & Administrative (SG&A) Expenses

•	Q1FY26 at ₹25.6 billion, YoY increase of 13% and QoQ growth of 7%.

The YoY increase was driven by strategic investments in consumer healthcare business segment, including the NRT and Nestlé JV. Other SG&A expenses stayed mostly unchanged from last year, reflecting cost discipline across core operations. The QoQ reflects targeted investments to enhance brand visibility and expand coverage across branded markets.

Research & Development (R&D) Expenses

•	Q1FY26 at ₹6.2 billion. As % to Revenues – Q1FY26: 7.3% | Q1FY25: 8.1% | Q4FY25: 8.5%.

R&D investments were focused on building a robust pipeline of high-value products, spanning complex generics, biosimilars, APIs and novel biologics with particular emphasis on oncology, peptides and injectables and aimed at developing first to market formulations.

Net Finance Income/Expense

•	Q1FY26 income at ₹1.6 billion compared to ₹0.9 billion in Q1FY25.

Profit before Tax

•	Q1FY26 at ₹19.0 billion, a YoY growth of 1% and a QoQ decline of 5%.

As % to Revenues – Q1FY26: 22.3% | Q1FY25: 24.5% | Q4FY25: 23.6%.

Income Tax

•	Q1FY26 at ₹5.0 billion. As % to PBT – Q1FY26: 26.0% | Q1FY25: 26.0% | Q4FY25: 20.8%.

Profit attributable to Equity Holders of Parent Company

•	Q1FY26 at ₹14.2 billion, a YoY growth of 2% and a QoQ decline of 11%.

As % to Revenues – Q1FY26: 16.5% | Q1FY25: 18.1% | Q4FY25: 18.7%.

Diluted Earnings per Share (EPS)

•	Q1FY26 is ₹17.02.

Other Financial Highlights:

EBITDA

•	Q1FY26 at ₹22.8 billion, YoY growth of 5% and QoQ decline of 8%.

As % to Revenues – Q1FY26: 26.7% | Q1FY25: 28.2% | Q4FY25: 29.1%.

Others:

•	Operating Working Capital: As on 30th June 2025 at ₹133.3 billion.

•	Capital Expenditure: Q1FY26 at ₹6.8 billion.

•	Free Cash Flow: Q1FY26 at ₹4.5 billion.

•	Net Cash Surplus: As on 30th June 2025 at ₹29.2 billion

•	Net Debt to Equity: As on 30th June 2025 is (0.08)

•	Annualized Return on Capital Employed (RoCE): Q1FY26 stood at 22.0%

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 30th Jun 2025
(₹)
Inventories	75,600
Trade Receivables	95,137
Less:
Trade Payables	(37,457)
Operating Working Capital	133,280

Free Cash Flow

Particulars	Three months ended 30th Jun 2025
(₹)
Net cash generated from operating activities	17,817
Less:
Taxes	(3,188)
Investments in Property, Plant & Equipment and intangibles	(10,115)
Free Cash Flow before Acquisitions	4,514
Less:
Acquisition related pay-outs	-
Free Cash Flow	4,514

Net Cash Surplus and Debt to Equity

Particulars	As on 30th Jun 2025
(₹)
Cash and Cash Equivalents	9,004
Investments	64,165
Short-term Borrowings	(38,381)
Long-term Borrowings (Current & Non-current)	(10,263)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	292
Lease liabilities (Included in Short-term and Long-term Borrowings)	(6,463)
Equity Investments (Included in Investments)	1,476
Net Cash Surplus	29,220
Equity	353,755
Net Debt/Equity	(0.08)

Computation of RoCE

Particulars	As on 30th Jun 2025
(₹)
Profit before Tax	19,047
Less:
Interest and Investment Income (Excluding forex gain/loss)	(1,028)
Earnings Before Interest and taxes [A]	18,019

Average Capital Employed [B]	328,294

Return on Capital Employed (A/B) (Ratio)	22.0%

Computation of Capital Employed:

Particulars	As on
	Jun 30, 2025	Mar 31, 2025
Property Plant and Equipment	102,784	97,761
Intangibles	95,597	96,803
Goodwill	11,975	11,810
Investment in Equity Accounted Associates	4,938	4,811
Other Current Assets	31,768	30,142
Other Investments	6,481	10,391
Other Non-Current Assets	939	972
Inventories	75,600	71,085
Trade Receivables	95,137	90,420
Derivative Financial Instruments	38	(729)
Less:
Other Liabilities	47,254	48,788
Provisions	6,789	6,324
Trade payables	37,457	35,523
Operating Capital Employed	333,757	322,831
Average Capital Employed	328,294

Computation of EBITDA

Refer page no. 3 & 4.

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: July 23, 2025

Time: 19:30 pm IST | 10:00 am ET

Conference Joining Information

Pre-register with the below link and join
https://drreddys.zoom.us/webinar/register/WN_RA32U4QvSCyTsyQgWVgrDA

Audio Link and Transcript will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2025 and our other filings with US SEC. The company assumes no obligation to update any information contained herein